

August 4, 2014

Via E-mail
Kevin P. Larson
Senior Vice President and Chief Financial Officer
UNS Energy Corporation
Tucson Electric Power Company
88 East Broadway Boulevard
Tucson, AZ 85701

> **Re: UNS Energy Corporation**
> **Tucson Electric Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File Numbers 1-13739 and 1-5924**

Dear Mr. Larson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Frank Marino
        Vice President and Controller